EXHIBIT 99.1

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: PAVS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of holders of Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.01 each, (the “Class B Ordinary Shares”, collectively with Class A Ordinary Shares, the “Ordinary Shares”) in the capital of Paranovus Entertainment Technology Limited (the “Company”) will be held on March 24, 2025 at 10 a.m., ET, at the Company’s office located at 250 Park Avenue, 7th Floor, New York, NY 10177, for the following purpose:

(i) to approve as an ordinary resolution of the holders of Ordinary Shares, the proposed acquisition (“Proposed Transaction”) of 51% equity interest in Bomie Wookoo Inc (such proposal, the “Acquisition Proposal” or “Proposal No. 1”);

(ii) to approve as an ordinary resolution of the holders of Ordinary Shares, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if the Company is unable to consummate the Proposed Transaction due to not obtaining the Shareholder Approval (the “Adjournment Proposal” or “Proposal No. 2”).

The Board of Directors has fixed the close of business on February 18, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting (the “Shareholders”) or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, from the Company’s website at https://pavs.ai/ or by submitting a request to michaelchen@pavs.ai.

By Order of the Board of Directors,

/s/ Minzhu Xu
Minzhu Xu
Chairman of the Board of Directors

February 28, 2025

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PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 24, 2025

10 a.m., ET

NOTICE TO SHARHEOLDERS

The board of directors (the “Board”) of Paranovus Entertainment Technology Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held March 24, 2025, at 10 a.m., ET, at Company’s office located at 250 Park Avenue, 7th Floor, New York, NY 10177 or any adjournment thereof.

Only holders of the Ordinary Shares of the Company on record at the close of business on February 18, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. On the Record Date, 66,724,675 Class A Ordinary Shares (representing 66,724,675 votes) and 612,255 Class B Ordinary Shares (representing 12,245,100 votes) were outstanding and are entitled to vote at the Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the Meeting.

On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him or her on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to twenty (20) votes in respect of each Class B Ordinary Share held by him or her on the Record Date. The polls will close at 11:59 p.m. EST on March 23, 2025.

The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

•         to approve as an ordinary resolution the Acquisition Proposal.

•         to approve as an ordinary resolution the Adjournment Proposal.

We may also transact such other business as may properly come before the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

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KEY INFORMATION

Key Information in respect of the Proposed Transaction:

What is the Proposed Acquisition in Proposal No. 1?

On February 28, 2025, PAVS, Bomie Wookoo Inc (“BW”), a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement (the “SPA”). Pursuant to the SPA, PAVS agreed to acquire 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. 100% equity interests of BW as of December 31, 2024, was valued at $44,000,000 based on an independent valuation report by AVISTA Valuation Advisory Limited (“AVISTA”). Upon closing of the Proposed Transaction, the 10 existing stockholders of BW will transfer 102 shares of BW’s common stock to PAVS.

Bomie Wookoo Inc., through its wholly owned subsidiaries, Bomie US and WooKoo, operates as an e-commerce company and also provides TikTok-related e-commerce solutions for customers.

This acquisition aligns with PAVS’s strategy to expand into e-commerce field. The Proposed Transaction is subject to certain terms and conditions as set forth in the SPA. By securing a majority interest in BW, PAVS aims to capitalize on the growing demand for TikTok-driven e-commerce market and social media marketing solutions.

What are the key aspects of the Proposed Transaction and Share Purchase Agreement?

Closing of the Proposed Transaction is expected to occur on or about March 31, 2025, after receipt of the required approval by Shareholders of PAVS and the satisfaction or waiver of the other closing conditions set forth in the SPA, including but not limited to the condition that all consents, permits and waivers necessary or appropriate for consummation of the transaction have been obtained.

Summaries of the above agreements are set out in Article V. Full copies of the agreements are attached as exhibits to the Form 6-K filed by the Company with the SEC on February 28, 2025, which is available on the SEC website at http://www.sec.gov or upon request to the Company.

What is the proposed structure of the Board following Closing?

There will not be any change to PAVS’ Board in connection with this Proposed Transaction.

Reasons to vote in favor of the Proposed Transaction

Based on its due diligence investigations of the BW and the industry in which it operates, including the financial and other information provided by BW in the course of the negotiations, PAVS believes that the Proposed Transaction will provide Shareholders with an opportunity to participate in a company with significant growth potential.

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Reasons to vote against the Proposed Transaction

The Directors consider that the reasons why Shareholders may consider voting against the Proposed Transaction include:

•  Shareholders may disagree with the Directors’ unanimous recommendation

Notwithstanding the unanimous recommendation of the Directors, Shareholders may believe the Proposed Transaction is not in their best interests. Shareholders are not obliged to follow the unanimous recommendation of the Directors.

•  Additional funding

The Company may need additional funding in the future to achieve its long-term goals and could result in dilution at the time.

What are the potential risks associated with the Proposed Transaction?

Risks are set out in Key Risk Factors under proposal No.1. These risks are non-exhaustive and do not take into account the investment objectives, financial situation, taxation position or particular needs of any specific Shareholder.

What will happen if Shareholder approval is not obtained or the Proposed Transaction does not otherwise proceed?

If the Proposal No. 1 is not approved by Shareholders, the Proposed Transaction cannot be closed. The parties to the SPA will be responsible for expenses each occurred in connection with the Proposed Transaction. There is no termination fee for the Proposed Transaction.

Proposal No. 1 and Proposal No. 2 are interdependent. If the Proposal No. 1 is not approved, Proposal No. 2 allows the Board to adjourn the meeting to a later date or dates.

What is the valuation of BW?

Based on AVISTA Valuation Advisory Limited’s investigation and analysis, it concluded that as of December 31, 2024, the fair value of the 100% equity value of Bomie Wookoo Inc (together with its subsidiaries) was $44,000,000.

What are the Directors’ recommendations?

Having regard to the valuation report by the Independent Expert and the advantages and disadvantages and risks associated with the Proposed Transaction, the Directors believe that the Proposed Transaction is in the best interests of the Company and its Shareholders.

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The Directors unanimously recommend that Shareholders vote in favor of the Proposed Transaction.

Will the Directors receive any benefits in connection with the Proposed Transaction?

The Directors will not receive any benefits in connection with the Proposed Transaction.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Vstock Transfer LLC, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

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How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class B Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to twenty (20) votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the approval of the Acquisition Proposal and the Adjournment Proposal.

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting.  We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

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What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approval the Acquisition Proposal?

The ordinary resolution to approve the Acquisition Proposal requires the affirmative vote of 50% of the votes cast at the Meeting by the holders entitled to vote .

How many votes are required to approval the Adjournment Proposal?

The ordinary resolution to approve the Adjournment Proposal requires the affirmative vote of 50% of the votes cast at the Meeting by the holders entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Michael Chen via email michaelchen@pavis.ai or by sending a letter to the offices of the Company at 250 Park Avenue, 7th Floor, New York, NY 10177 with any questions about proposals described in this proxy statement or how to execute your vote.

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PROPOSAL NO. 1

ACQUISITION OF BOMIE WOOKOO INC

Vote Required

Proposal No. 1 will be approved if more than 50% of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The board unanimously recommends that you vote all of your shares “for” the acquisition of 51% equity interest in Bomie Wookoo Inc as described in this proposal No. 1.

Forward looking statements

Certain statements in this proposal relate to the future. Those statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by those statements. These statements reflect views only as of the date of this proposal.

While the Company believes that the expectations reflected in the forward-looking statements of the Company in this document are reasonable, neither the Company nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this proposal will actually occur and you are cautioned not to place undue reliance on those forward looking statements.

Disclaimer

No person is authorized to give any information or make any representation in connection with the items of business to be considered at the Extraordinary General Meeting which is not contained in this proposal.

Any information or representation not contained in this proposal may not be relied on as having been authorized by the Company or the Directors in connection with the items of business to be considered at the Extraordinary General Meeting.

Privacy

To assist the Company to conduct the Extraordinary General Meeting, the Company may collect personal information including names, contact details and shareholding of Shareholders and the names of persons appointed by Shareholders to act as proxies at the Meeting. Personal information of this nature may be disclosed by the Company to its share registry and print and mail service providers. Shareholders have certain rights to access their personal information that has been collected and should contact the Company Secretary if they wish to access their personal information.

Overview of the Proposed Transaction

On February 28, 2025, PAVS, Bomie Wookoo Inc (“BW”), a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement (the “SPA”). Pursuant to the SPA, PAVS agreed to acquire 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. 100% equity interests of BW as of December 31, 2024 was valued at $44,000,000 based on an independent valuation report by AVISTA. Upon closing of the Proposed Transaction, the 10 existing stockholders of BW will transfer 102 shares of BW’s common stock to PAVS.

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Bomie Wookoo, through its wholly owned subsidiaries, Bomie US and WooKoo, operatse as an e-commerce company and also provides TikTok-related e-commerce solutions for customers

Wookoo boosted the sales and growth of its e-commerce stores, leveraging its network in the e-commerce industry and utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to increased visibility and engagement. BW registers online shops with TikTok and maintains the good standing of them, and lease the shops for use of its customers, to generate service fees and commission.

This acquisition aligns with PAVS’s strategy to expand into e-commerce field. The Proposed Transaction is subject to certain terms and conditions as set forth in the SPA. By securing a majority interest in BW, PAVS aims to capitalize on the growing demand for TikTok-driven e-commerce market and social media marketing solutions.

About BW

Business Overview

Bomie Wookoo Inc., through its wholly owned subsidiaries, Bomie US and WooKoo, operates as an e-commerce company and also provides TikTok-related e-commerce solutions for customers

Wookoo boosted the sales and growth of its e-commerce stores, leveraging its network in the e-commerce industry and utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to increased visibility and engagement. BW registers online shops with TikTok and maintains the good standing of them, and lease the shops for use of its customers, to generate service fees and commission.

BW Corporate History

Bomie Wookoo Inc., formerly known as TOAO Inc, was incorporated in New York on September 6, 2022..

Bomie Wookoo Inc. currently have 2 direct, wholly-owned subsidiaries as part of the organizational structure: Bomie US LLC and WooKoo LLC.

Bomie US LLC was incorporated in New Jersey on November 19, 2024. WooKoo LLC was incorporated in Texas on May 25, 2023.

Industry Outlook and Market Position

The rise of social commerce has transformed digital marketing and e-commerce, with platforms like TikTok becoming dominant sales channels for brands targeting younger audiences. The U.S. TikTok Shop market has experienced rapid expansion, driven by influencer-driven purchasing behavior, short-form video engagement, and AI-driven content recommendations. BW is positioned to capitalize on this trend by continuously developing its marketing strategies, content production capabilities, and data analytics tools.

Strategic Development and Growth Prospects

To further strengthen its market presence, BW is planning to expand its brand partnerships, enhancing its live-streaming infrastructure, and investing in creator collaborations. BW aims to scale its revenue streams by diversifying its client base, increasing creator engagement, and further integrating with TikTok’s evolving e-commerce features.

Effect of the Proposed Transaction on the Capital Structure of the Company

Following the completion of the Proposed Transaction, PAVS will acquire 51% equity interest in BW for a total cash consideration of $22,440,000. Since it is structured as a cash purchase from the existing stockholders of BW, it will not result in any immediate changes to PAVS’s total outstanding shares or dilution of its existing shareholders.

Additionally, as PAVS gains a majority control over BW, PAVS will be able to consolidate BW’s financial statements as a majority-owned subsidiary.

The Company’s Business Post-Closing

Except for BW’s ecommerce and related solutions business, Company’s business, post-closing, may continue to operate substantially in accordance with past practice.

Composition of the Company’s Board

There will be no change to the Board of Directors of PAVS in connection with this Proposed Transaction

Reasons to vote in favor of the Proposed Transaction

Based on its due diligence investigations of the BW and the industry in which it operates, including the financial and other information provided by BW in the course of the negotiations, PAVS believes that the Proposed Transaction will provide Shareholders with an opportunity to participate in a company with significant growth potential.

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Reasons to vote against the Proposed Transaction

The Directors consider that the reasons why Shareholders may consider voting against the Proposed Transaction include:

•  Shareholders may disagree with the Directors’ unanimous recommendation

Notwithstanding the unanimous recommendation of the Directors, Shareholders may believe the Proposed Transaction is not in their best interests. Shareholders are not obliged to follow the unanimous recommendation of the Directors.

•  Additional funding

The Company may need additional funding in the future to achieve its long term goals and could result in dilution at the time.

Key Risk Factors

In considering the Proposed Transaction, you should be aware that there are a number of risk factors, general and specific, which could materially adversely affect the market price of our Class A Ordinary Shares.

Risks relating to the Proposed Transaction

The following is a list of, but not all, risks associated with the Proposed Transaction. Each of the risks set out below could, if it eventuates, have a material adverse impact on the Company’s shares, options and future dividends, BW’s operating performance, profits, products, the industry in which it operates. No assurances or guarantees are given in relation to the future performance of, or profitability of, the Company.

The value of shares will depend on the future performance of the Company and the market price of shares from time to time. The future performance of the Company and the market price of shares may be influenced by factors associated with investing in both the e-commerce industry and listed securities generally which are beyond the control of the Company.

This section outlines:

•	specific risks relating to the e-commerce business;

•	specific risks that arise from the Proposed Transaction; and

•	general investment risks.

Many of these risks are outside the control of the Company and BW. Although the Company will have in place a number of strategies to minimize exposure to, and mitigate the effects of, some of the risks outlined in this section, there can be no guarantee that such arrangements will protect the Company from these risks.

Risks related to BW’s Business and Financial Results

BW’s business is partially dependent on TikTok’s operation in the U.S.

BW’s business currently relies heavily on TikTok as its primary sales and marketing platform, and any disruptions, regulatory restrictions, or changes to the platform’s operations could have a material adverse effect on the business, financial condition, and results of operations.

Furthermore, these newer advertising and e-commerce channels often evolve rapidly and can be subject to disruptions beyond BW’s control. For example, lawmakers in the United States, Europe, and Canada have intensified efforts to restrict or regulate access to TikTok due to national security concerns. On April 24, 2024, President Biden signed a bill requiring ByteDance to divest TikTok by January 19, 2025, or face a potential ban in the United States. Although ByteDance did not sell TikTok by the deadline, on January 20, 2025, President Trump issued an executive action delaying the enforcement of the TikTok ban for 75 days. Additionally, several U.S. states, governmental agencies, and institutions have raised similar concerns, leading to localized restrictions and prohibitions on TikTok’s usage.

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As laws and regulations governing digital platforms continue to evolve, any restrictions or outright bans on TikTok could significantly impact BW’s ability to conduct business, as BW relies on the platform for product sales, advertising, and customer engagement. Furthermore, failure by BW, its employees, or third-party partners to comply with emerging regulations could expose it to regulatory investigations, legal liabilities, fines, or other penalties. Any sudden loss of access to TikTok or limitations on its functionality could require BW to rapidly shift to alternative sales channels, which may not be as effective or scalable, and could negatively affect BW’s revenues, customer acquisition, and overall growth strategy.

Given BW’s reliance on TikTok, any regulatory uncertainty, access restrictions, or platform policy changes could materially and adversely affect BW’s ability to operate and grow BW’s business.

BW has a limited operating history and face significant challenges in an emerging industry.

BW has a limited operating history which makes it difficult to predict its results of operations. In addition, BW’s results of operations may fluctuate from quarter to quarter as a result of the nature of its business and a number of factors, many of which are outside of BW’s control and may be difficult to predict. Some additional factors that affect BW’s results include, but are not limited to:

•	the level of demand for BW’s services and solutions;

•	BW’s ability to retain existing or add new creators and brands;

•	BW’s ability to successfully integrate companies and assets it has acquired and in the future may acquire into its business;

•	the timing and success of new features, integrations, capabilities and enhancements by BW to its products or by its competitors to their products;

•	changes in the competitive landscape of BW’s market;

•	BW’s ability to accept and use of any new technology or marketing platform;

•	errors in BW’s forecasting of the demand, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that BW may incur to maintain and expand its business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties or interruptions resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added and employee turnover;

•	the timing of the grant or vesting or settlement of equity awards to employees, directors or consultants;

•	the availability of content for licensing for use by creators;

•	pricing pressure as a result of competition or otherwise;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

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Any one or more of the factors above may result in significant fluctuations in BW’s quarterly results of operations. You should not rely on BW’s past results as an indicator of its future performance. The variability and unpredictability of its quarterly results of operations or other operating metrics could result in its failure to meet its expectations or those of analysts that cover BW or investors with respect to revenue or other key metrics for a particular period. If BW fails to meet or exceed such expectations for these or any other reasons, the market price of shares could fall, and BW could face costly lawsuits, including securities class action suits.

BW’s business depends substantially on the continuing efforts of its executive officers, and its business may be severely disrupted if it loses their services.

BW’s future success depends substantially on the continued services of its executive officers. BW does not currently maintain key man life insurance on any of its executive officers. If any of its executive officers are unable or unwilling to continue in their present positions, it may not be able to replace them readily, if at all. Therefore, BW’s business may be severely disrupted, and it may incur additional expenses to recruit and retain new officers. In addition, if any of BW’s executive officers joins a competitor or forms a competing company, its business, financial condition, operating results or prospects could be harmed.

Global economic conditions could materially and adversely affect BW’s business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, BW’s business, financial condition, operating results and prospects may be materially and adversely affected.

A material portion of BW’s revenue is generated outside of the United States.

Global political uncertainty poses risks of volatility in global markets, which could negatively affect BW’s operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect BW’s business, sales, hiring and employee retention. Implications related to BW’s non-U.S. sales may negatively impact BW’s financial operating results. These implications include foreign currency effects, tariffs, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, compliance with international laws, treaties and regulations, unexpected changes in regulatory or tax environments, disruptions in supply or distribution, dependence on foreign personnel and various employee work agreements, foreign governmental action, as well as economic and social instability. In addition, there may unfavorable tax law changes.

BW may be unable to obtain financing for its working capital needs on favorable terms.

BW’s success and growth are largely dependent upon having adequate working capital to fund its business objectives and planned growth on favorable terms. BW cannot assure you that it will be able to generate cash flow or that it will be able to borrow funds in amounts sufficient to enable it to meet its working capital requirements.

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Risks Related to BW’s industry

Seasonal fluctuations in advertising activity could have a material impact on the revenue, cash flow and operating results.

BW’s revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of clients’ spending on advertising campaigns. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Political advertising could also cause the revenue to increase during election cycles and decrease during other periods.

BW may be subject to product liability claims for products or brands that are marketed.

As part of BW’ internet media services, they provide integrated marketing services for products or brands. If any product or brand marketed by BW were to cause personal injury or injury to property, the injured party or parties could bring claims against BW. BW could also be subject to claims that consumers were harmed due to their reliance on BW’ promotion of products or brands. If a claim were brought against BW, regardless of its merit, BW’ business and the reputation of their services may be adversely affected. If a claim were to become successful, BW may have the right under the applicable laws, rules, and regulations to seek indemnification from the relevant manufacturers or third-party brands or merchants for any compensation that BW may be required to pay to consumers in connection with product liability, personal injury, or a similar claim, if such relevant party is found liable. However, there can be no assurance that BW will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on BW’ reputation, business, financial condition, and results of operations.

BW rely on a number of internet platforms to conduct their internet media business. However, operators of the platforms may curtail or inhibit BW’ ability to use the platforms, or there may be material disruption of the platforms.

BW rely on various internet platforms and social media networks to distribute marketing content. While these platforms are generally open to all users, they have no obligation to allow BW to use their platforms in the long term. The platform operators may decide at any time to curtail or inhibit BW’ ability to use such platforms if BW breach the terms of use of such platforms or for any other reason. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies, or systems, and those changes could impair or restrict BW’ ability to post content. Further, platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses, and security breaches. Any of the above could reduce BW’ ability to post marketing content, drive user traffic, and reach target audiences, and thus impair BW’ ability to serve their customers, any of which could affect their ability to achieve profitability or have a material adverse effect on their business, financial condition and results of operations.

BW’s failure to maintain and grow its client base may negatively impact its revenue and business.

To sustain or increase the revenue, BW must regularly add new clients and encourage existing clients to maintain or increase the amount of marketing services purchased, as well as to adopt new features and functionalities BW offers. If competitors introduce lower-cost or differentiated offerings that compete with, or are perceived to compete with BW’s, BW’s ability to attract new clients or retain existing ones could be impaired. BW cannot assure you that the clients will continue to use its services, or that BW will be able to replace, in a timely or effective manner, departing clients with new ones that generate comparable revenue. If a major client representing a significant portion of the business decides to materially reduce its use of BW’s services or to cease using BW’s services altogether, it is possible that BW’s revenue could be significantly reduced.

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Risk Factors Related to the Proposed Transaction

PAVS may be unable to satisfy the conditions to closing the Proposed Transaction.

The consummation of the Proposed Transaction is subject to approval by the shareholders of PAVS and BW and the satisfaction or waiver of the other closing conditions set forth in the relevant agreement. There can be no assurance, however, that these closing conditions will be satisfied or waived.

BW operates in an industry that is outside of PAVS management’s area of expertise.

Although PAVS management has endeavored to evaluate the risks inherent in BW’s business, there can be no assurance that PAVS has adequately ascertained or assessed all of the significant risk factors. PAVS has undertaken financial, commercial and other analyses of BW to determine its attractiveness as an acquisition target, and whether to pursue the Proposed Transaction. It is possible that such analyses, and the best-estimate assumptions made by PAVS, may not be realized. If management misjudges the risks or benefits of BW’s business, the share price may decline.

Resources expended in pursuit of the Proposed Transaction would be wasted if the Proposed Transaction is not completed.

The investigation of BW, the negotiation, drafting and execution of the agreements signed in connection with the Proposed Transaction, and the preparation of related disclosure documents and other filings required substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If PAVS fails to complete the Proposed Transaction for any number of reasons, many of which are beyond PAVS’s control, it will result in a loss to PAVS of the related costs incurred.

PAVS’s management has interests in the Proposed Transaction that are different than Shareholders generally.

PAVS’s management interests in the Proposed Transaction are different from, or in addition to, those of other Shareholders generally. The existence of the financial and personal interests of management described in this risk factor may result in a conflict of interest on the part of PAVS’s management between what they may believe is best for PAVS and what they may believe is best for themselves in determining whether or not to take the requested action.

Share market conditions

There are risks associated with any investment in securities. General factors that may affect the market price of shares include economic conditions in the US and internationally, investor sentiment, local and international share market conditions, changes in interest rates and the rate of inflation, changes to government regulation, policy or legislation, changes which may occur to the taxation of companies as a result of changes in US taxation laws, and changes in exchange rates.

These factors may materially affect the market price of shares regardless of the Company’s performance. As such, the past performance of the Company or BW is not necessarily an indication as to the future performance of the Company.

Tax consequences

If the Proposed Transaction is implemented, there may be tax consequences for Shareholders. Shareholders should seek their own professional advice regarding the individual tax consequences of the Proposed Transaction applicable to them. For example, Shareholders may be exposed to potentially higher capital gains tax liability when compared to their current investment in the Company.

De-listing due to failure to comply with Nasdaq Capital Market listing standards

The Company cannot provide assurance that it will be able to continue to comply with the standards required to maintain a listing on the Nasdaq Capital Market, such as the corporate governance, minimum stockholder’s equity, minimum bid price or minimum market value of publicly held shares requirements. Failure to do so may result in the Nasdaq Capital Market taking steps to de-list the Shares. A notice of de-listing or any de-listing would likely have a negative effect on the Share price and may impair Shareholders’ ability to sell Shares when they wish to do so. In the event that the Company receives a notice of de-listing, the Company would plan to take actions to restore compliance with the Nasdaq Capital Market’s listing requirements, but can provide no assurance that any action taken would result in the Shares maintaining listing, or that any such action would stabilize the market price or improve the liquidity of Shares.

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Dividends

Any future determination as to the payment of dividends by the Company will be at the discretion of the Board and will depend on the financial condition of the Company, future capital requirements and general business and other factors considered relevant by the Board at the time. No assurance in relation to the payment of dividends can be given by the Company.

Changes in accounting policy

Accounting policy standards may change. This may affect the reported earnings of the Company and its financial position from time to time. The Company will assess and disclose, when known, the impact of these change in its periodic financial reporting.

Economic conditions

The assets, operations and financial performance of the Company will be influenced by a variety of general economic and business conditions on a national and global scale, including levels of consumer spending, commodity prices, inflation, interest rates and exchange rates, supply and demand, industrial disruption, access to debt and capital markets and government fiscal, monetary, taxation and regulatory policies.

Changes in general economic conditions may result from many factors including government policy, international economic conditions, significant acts of terrorism, hostilities, war, civil commotion, epidemic, pandemic, quarantine, natural disasters or Acts of God. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have an adverse impact on the Company’s operating and financial performance, financial position and market price of shares.

What will happen if the Proposed Transaction is not approved?

If the Proposal No. 1 is not approved by Shareholders, the Proposed Transaction cannot proceed.

Proposal No. 1 and Proposal No. 2 are interdependent. If the Proposal No. 1 is not approved, Proposal No. 2 allows the Board to adjourn the meeting to a later date or dates.

Valuation Report from Independent Expert

The valuation analysis is performed on the basis of fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In conducting the valuation exercise, AVISTA has:

•	Co-ordinated with the Company’s representatives to obtain the required information and documents for the valuation;
•	Gathered the relevant information of the target company, including financial statements made available to it;
•	Discussed with the Company to understand the history, business model, operations, business development plan, etc. of the target company for valuation purpose;
•	Carried out research in the sectors concerned and collected relevant market data from reliable sources for analysis;
•	Studied the information of the target company made available to us and considered the bases and assumptions of its conclusion of value;
•	Selected an appropriate valuation method to analyze the market data and derived the estimated fair value of the equity value of the target company; and
•	Compiled a report on the valuation, which outlines the findings, valuation methodologies and assumptions, and conclusion of value.

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In arriving at its opinion of value, AVISTA has considered the following principal factors:

•	the economic outlook for the region operated by the target company and specific competitive environments affecting the industry;
•	the business risks of the target company;
•	the financial conditions of the target company;
•	the selected comparable companies are engaging in business operations similar to the target company;
•	the experience of the management team of the target company and support from its shareholders; and
•	the legal and regulatory issues of the industry in general.

A number of general assumptions have to be made in arriving at its value conclusion. The key assumptions adopted in the valuation include:

•	There has been no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the target company;
•	The public and statistical information have been obtained from sources which are deemed to be reputable, accurate and reliable;
•

AVISTA has assumed that there are no hidden or unexpected conditions associated with the assets valued that might adversely affect the reported value. Further, we assume no responsibility for changes in market conditions after the valuation date; and

•

The target company will retain and have competent management, key personnel, and technical staffs to support its ongoing operations and will continue to operate as a going concern and have sufficient liquidity.

AVISTA selected comparable companies, and determined the appropriate valuation multiples for the valuation of target company should be enterprise value/sales (“EV/S”), as the multiple take into account the differences in capital structure between the subject company and the comparable companies. Enterprise value is generally derived based on the market capitalization of a company, plus net debt (total debt minus cash and short-term investment), minority interest and preferred shares.

AVISTA used the latest management accounts and financial statements for the year-ended 2024 provided by the management of the Company, and the median EV/S multiples of the comparable companies to calculate the fair value of the target company as of the valuation date.

Based on AVISTA Valuation Advisory Limited’s investigation and analysis, it concluded that as of the valuation date, the fair value of the 100% equity value of Bomie Wookoo Inc (together with its subsidiaries) is $44,000,000.

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PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

The adjournment proposal allows the Board to submit a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event the Company is unable to consummate the Proposed Transaction. The purpose of the adjournment proposal is to provide more time for the Company and/or its affiliates to solicit proxies or other arrangements that would increase the likelihood of obtaining a favorable vote on the Acquisition Proposal, and to meet the requirements that are necessary to consummate the Proposed Transaction.

In addition to an adjournment of the meeting upon approval of the adjournment proposal, the Board is empowered under Cayman Islands law to postpone the meeting at any time prior to the meeting being called to order. In such event, the Company will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented at the meeting and is not approved by the shareholders, the Board may not be able to adjourn the meeting to a later date if the Company is unable to consummate the Proposed Transaction (because either the Acquisition Proposal is not approved or the conditions to consummating the Proposed Transaction have not been met). In such event, the Proposed Transaction would not be completed.

Vote Required

Proposal No. 2 will be approved if more than 50% of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The board unanimously recommends that you vote all of your shares “for” this proposal No. 2.

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

February 28, 2025	/s/ Minzhu Xu
Minzhu Xu
Chairman of the Board of Directors

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